Exhibit 99.1

News Release
2019-04
Contact
Dianne VanBeber
Vice President, Investor Relations
Dianne.vanbeber@intelsat.com
+1 703 559 7406 (o)
+1 703 627 5100 (m)

Intelsat Announces Fourth Quarter and Full-Year 2018 Results

•	Fourth quarter revenue of $543 million; or $515 million excluding effects of revenue recognition rules (ASC 606)

•	Full-year 2018 revenue of $2,161 million; or $2,058 million excluding effects of ASC 606

•	Fourth quarter net loss attributable to Intelsat S.A. of $111 million;

•	2018 full-year net loss attributable to Intelsat S.A. of $600 million;

•	Fourth quarter Adjusted EBITDA of $418 million or 77 percent of revenue; $392 million or 76 percent of revenue excluding effects of ASC 606

•	Full-year 2018 Adjusted EBITDA of $1,668 million or 77 percent of revenue; $1,565 million or 76 percent of revenue excluding effects of ASC 606

•	$8.1 billion contracted backlog, inclusive of $1.1 billion in effects of ASC 606, providing visibility for future revenue and cash flow

•	Intelsat issues 2019 Guidance inclusive of effects of ASC 606

Luxembourg, 20 February 2019

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite solutions, today announced financial results for the three months and full-year ended December 31, 2018.

Intelsat reported total revenue of $542.8 million and net loss attributable to Intelsat S.A. of $111.3 million for the three months ended December 31, 2018. For the year ended December 31, 2018, Intelsat reported total revenue of $2,161.2 million and net loss attributable to Intelsat S.A. of $599.6 million.

In the first quarter of 2018, we adopted the provisions of the Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). As a result of the adoption of ASC 606, total revenue reflects $28.0 million and $103.2 million in the three months and year ended December 31, 2018, respectively, primarily related to the significant financing component identified in our customer contracts.

Total revenue excluding the effects of ASC 606 was $514.8 million for the three months ended December 31, 2018, and $2,058.0 million for the year-ended December 31, 2018.

Intelsat reported EBITDA1, or earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization, of $408.6 million and Adjusted EBITDA1 of $417.9 million, or 77 percent of revenue, for the three months ended December 31, 2018. For the year-ended December 31, 2018 Intelsat reported EBITDA of $1,634.0 million and Adjusted EBITDA of $1,668.5 million, or 77 percent of revenue.

Excluding the effects of ASC 606, Adjusted EBITDA was $392.2 million, or 76 percent of revenue, for the three months ended December 31, 2018 and $1,565.0 million, or 76 percent of revenue for the year-ended December 31, 2018. Free cash flow from operations1 was $107.2 million.

“Our fourth quarter financial performance contributes to an in-line result with our 2018 annual guidance,” said Stephen Spengler, Chief Executive Officer, Intelsat. “Each of our businesses demonstrated achievements in 2018 that will support our plans for 2019 and beyond. Network services is taking share in mobility applications, government maintains its outstanding renewal rates, and our media business continues to obtain long-term renewals well into the next decade. In delivering a 2018 Adjusted EBITDA margin of 76%, we demonstrated our commitment to disciplined cost controls and cash flow. This, combined with our achievement of our capital structure goals, allows us to enter 2019 with our focus on new and existing commercial opportunities.”

Mr. Spengler continued, “Our operating priorities for 2019 effectuate the next phase of our high-throughput satellite Intelsat EpicNG strategy. With our global HTS footprint in place, and our managed services platforms fully operational, we are bringing new capabilities to existing and new markets. Further, in 2019 our support of market innovations and use of more flexible software and standards-based technologies will progress our goals of lowering the capital intensity of our business and enabling a seamless interface with the telecom sector. This will broaden our market opportunity over time.

“Finally, we continue to promote our FCC proposal to clear a portion of our U.S. spectrum to accelerate the deployment of 5G in the U.S. The C-Band Alliance proposal is the only path that protects the services essential to our customers’ businesses, while at the same time enabling the U.S. to win the race for 5G. We expect 2019 will be an important year for Intelsat and we are energized by the opportunities presented in the year ahead.”

Fourth Quarter and Full-Year 2018 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary.

Network Services

Network services revenue was $202.0 million (or 37 percent of Intelsat’s total revenue) for the three months ended December 31, 2018. Excluding the effects of ASC 606, network services revenue was $199.0 million, (or 39 percent of Intelsat’s total revenue) for the three months ended December 31, 2018, a decrease of 6 percent compared to the three months ended December 31, 2017.

Network Services revenue for the year-ended December 31, 2018 was $798.1 million (or 37 percent of Intelsat’s total revenue). Excluding the effects of ASC 606, network services revenue was $794.9 million (or 39 percent of Intelsat’s total revenue) for the year ended 2018, a decrease of 7 percent compared to the year ended December 31, 2017.

Media

Media revenue was $231.1 million (or 43 percent of Intelsat’s total revenue) for the three months ended December 31, 2018. Excluding the effects of ASC 606, media revenue was $214.4 million (or 42 percent of Intelsat’s total revenue) for the three months ended December 31, 2018, a decrease of 5 percent compared to the three months ended December 31, 2017.

Media revenue was $937.4 million (or 43 percent of Intelsat’s total revenue) for the year ended December 31, 2018. Excluding the effects of ASC 606, media revenue for the full-year 2018 was $870.8 million (or 42 percent of Intelsat’s total revenue), a decrease of 4 percent compared to the year ended December 31, 2017.

Government

Government revenue was $97.7 million (or 18 percent of Intelsat’s total revenue) for the three months ended December 31, 2018. Excluding the effects of ASC 606, government revenue was $89.5 million (or 17 percent of Intelsat’s total revenue) for the three months ended December 31, 2018, a decrease of 1 percent compared to the three months ended December 31, 2017.

Government revenue was $392.0 million (or 18 percent of Intelsat’s total revenue) for the year ended December 31, 2018. Excluding the effects of ASC 606, government revenue for the full-year 2018 was $359.0 million (or 17 percent of Intelsat’s total revenue), an increase of 2 percent compared to the year ended December 31, 2017.

Average Fill Rate

Intelsat’s average fill rate at December 31, 2018 on our approximately 1,775 36 MHz station-kept wide-beam transponders was 78 percent, as compared to an average fill rate at September 30, 2018 of 79 percent on 1,825 transponders. High-throughput satellite Intelsat EpicNG capacity was unchanged from the third quarter of 2018 at approximately 1,150 units.

Satellite Launches

Intelsat conducted no satellite launches in the fourth quarter of 2018. The Intelsat 38 and Horizons 3e satellites launched in September of 2018 entered service in January 2019. For additional details regarding our satellite investment program and 2019 planned satellite launches, see our Quarterly Commentary.

Contracted Backlog

At December 31, 2018, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $8.1 billion, including approximately $1.1 billion attributable to ASC 606. Excluding the effects of ASC 606, contracted backlog was $7.1 billion, as compared to $7.3 billion at September 30, 2018. On a program-to-date basis, the Intelsat EpicNG satellites have booked $1.4 billion in backlog.

Capital Market Transactions

In October 2018, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) completed an add-on offering of $700 million aggregate principal amount of its 8.5% Senior Notes due 2024. The net proceeds from the add-on offering, together with cash on hand, were used to repurchase and redeem all the remaining approximately $709 million aggregate principal amount outstanding of Intelsat Jackson’s 7.5% Senior Notes due 2021, and to pay related fees and expenses.

In December 2018, funds affiliated with BC Partners and Silver Lake sold approximately 8.2 million and 1.8 million of our common shares, respectively, in a public offering which was priced at $25.75 per share. No proceeds from the sale were received by the Company.

Financial Results for the Three Months Ended December 31, 2018

Total revenue for the three months ended December 31, 2018 increased by $4.6 million as compared to the three months ended December 31, 2017. Excluding the impact of ASC 606 adjustments, total revenue for the three months ended December 31, 2018 decreased by $23.3 million, or 4 percent, as compared to the three months ended December 31, 2017. By service type, our revenues increased or decreased due to the following:

Total On-Network Revenues increased by $0.6 million to $487.7 million as compared to the three months ended December 31, 2017. Excluding the $25.4 million attributable to ASC 606, total on-network revenues declined by $24.8 million, or 5 percent, to $462.3 million due to the following:

•

Transponder services reported an aggregate increase of $5.3 million, of which $23.8 million is attributable to ASC 606 adjustments. Excluding the impact of ASC 606 adjustments, the resulting decrease of $18.5 million is primarily due to an $7.3 million net decrease in revenue from network services customers and a $9.4 million decrease in revenue from media customers and a $1.8 million reduction in revenue from government customers. The decrease in network services revenue was mainly related to declines for wide-beam wireless infrastructure and enterprise services due to pricing pressure, non-renewals, service contractions and end of service, and reduced collection experience in the three months ended December 31, 2018 as compared to the prior year period. These declines were partially offset by increases for maritime and aeronautical mobility applications. The decrease in media revenue was primarily related to non-renewals and volume reductions from certain customers in the North America and Latin America regions, lower collections and price reductions related to currency fluctuations, as well as transfers of services to off-network capacity. The decrease in revenue from government customers was related to the net effect of price reductions from renewed contracts.

•

Managed services revenue of $96.5 million, which includes $1.7 million attributable to ASC 606 adjustments, reflects an aggregate decrease of $4.3 million as compared to the three months ended December 31, 2017. Excluding the effects of ASC 606, managed services revenue of $94.8 million declined by $6.0 million, primarily due to a decrease of $2.7 million in revenue from government customers resulting from non-renewals and lower pricing. Managed services for media applications declined by $2.4 million due primarily to expiring services and lower occasional use. Declines in point-to-point trunking services for network services customers were offset by $1.8 million in increased revenue from managed mobility services.

Total Off-Network and Other Revenues reported an aggregate increase of $4.0 million, or an increase of 8 percent, to $55.0 million, as compared to the three months ended December 31, 2017. This includes $2.5 million in adjustments attributable to ASC 606.

•	Transponder, MSS and other Off-Network services revenues increased $2.1 million to $40.9 million, inclusive of $2.5 million in adjustments attributable to ASC 606.

•	Satellite-related services reported an increase of $1.8 million, or 15 percent, to $14.1 million.

For the three months ended December 31, 2018, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue (excluding depreciation and amortization) increased by $7.8 million, or 10 percent, to $88.5 million for the three months ended December 31, 2018, as compared to the three months ended December 31, 2017. The increase was primarily due to $6.1 million in higher third-party costs for off-network services related to commercial services and an increase of $3.5 million in staff-related expenses.

Selling, general and administrative expenses decreased by $4.2 million, or 8 percent, to $47.8 million for the three months ended December 31, 2018, as compared to the three months ended December 31, 2017. This was primarily due to a decrease of $2.7 million in bad debt expense, and a decrease of $2.4 million in professional fees largely due to higher fees associated with our liability management initiatives pursued in 2017.

Depreciation and amortization expense increased by $1.6 million, or 1 percent, to $174.1 million, as compared to the three months ended December 31, 2017.

Interest expense, net consists of the gross interest expense we incur, together with gains and losses on interest rate cap contracts (which reflect the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of December 31, 2018, we held interest rate cap contracts with an aggregate notional amount of $2.4 billion to mitigate the risk of interest rate expense increase on the floating-rate term loans under our senior secured credit facilities. The caps have not been designated as hedges for accounting purposes.

Interest expense, net increased by $62.4 million, or 24 percent, to $327.0 million for the three months ended December 31, 2018, as compared to $264.6 million in the three months ended December 31, 2017. The increase was principally due to:

•	a net increase of $29.0 million primarily related to the significant financing component identified in customer contracts in accordance with ASC 606;

•	an increase of $18.4 million corresponding to the decrease in fair value of the interest rate cap contracts;

•

an increase of $11.1 million in interest expense primarily driven by our new debt issuances, refinancings and amendments with higher interest rates, which was partially offset by certain debt repurchases and exchanges in 2018; and

•

a net increase of $4.9 million resulting from lower capitalized interest of $9.2 million for the three months ended December 31, 2018, as compared to $14.1 million for the three months ended December 31, 2017, primarily resulting from a decreased number of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $58.2 million for the three months ended December 31, 2018, due to the amortization of deferred financing fees and the accretion and amortization of discounts and premiums and interest expense related to the significant financing component identified in customer contracts, as well as the loss from the decrease in fair value of the interest rate cap contracts we hold.

Loss on early extinguishment of debt was $17.8 million for the three months ended December 31, 2018, as compared to no activity on early extinguishment of debt for the three months ended December 31, 2017. The loss of $17.8 million consisted of the difference between the carrying value of debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs.

Other income, net was $2.2 million for the three months ended December 31, 2018, as compared to other income, net of $3.7 million for the three months ended December 31, 2017. The decrease of $1.5 million was primarily related to lower other miscellaneous income related to activities that are not associated with our core operations, partially offset by foreign exchange fluctuation mainly related to our business conducted in Brazilian reais.

Provision for income taxes was immaterial for the three months ended December 31, 2018, as compared to $61.0 million for the three months ended December 31, 2017. The decrease in tax expense was principally due to valuation allowances recorded on certain deferred tax assets, partially offset by tax benefits related to the tax rate change for our U.S. subsidiaries as a result of the Tax Cuts and Jobs Act enacted on December 22, 2017, recorded during the three months ended December 31, 2017. No significant activity occurred for the three months ended December 31, 2018.

Cash paid for income taxes, net of refunds, totaled $3.4 million and $3.3 million for the three months ended December 31, 2018 and 2017, respectively.

Net Income, Net Income per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net loss attributable to Intelsat S.A. was $111.3 million for the three months ended December 31, 2018, compared to a net loss of $90.0 million for the same period in 2017, primarily due to lower revenue as described above.

Net loss per diluted common share attributable to Intelsat S.A. was $0.81 for the three months ended December 31, 2018, compared to net loss of $0.75 per diluted common share for the same period in 2017.

EBITDA was $408.6 million for the three months ended December 31, 2018, compared to $409.1 million for the same period in 2017.

Adjusted EBITDA was $417.9 million for the three months ended December 31, 2018, or 77 percent of revenue, compared to $416.4 million, or 77 percent of revenue, for the same period in 2017. Excluding the effects of ASC 606, Adjusted EBITDA was $392.2 million, or 76 percent of revenue, for the three months ended December 31, 2018.

Free Cash Flow From Operations

Free cash flow from operations1 was $101.5 million for the three months ended December 31, 2018. Free cash flow from (used in) operations is defined as net cash provided by operating activities and other proceeds from satellites from investing activities, less payments for satellites and other property and equipment (including capitalized interest) and other payments for satellites from financing activities. Payments for satellites and other property and equipment from investing activities, net during the three months ended December 31, 2018 was $68.5 million.

Financial Outlook 2019

Today, Intelsat issued its 2019 financial outlook. The revenue and Adjusted EBITDA guidance detailed below includes the expected financial statement impact of ASC 606, and is thus fully comparable to our 2018 results as reported under U.S. Generally Accepted Accounting Principles. For more information on Intelsat’s Financial Outlook 2019, including factors upon which the outlook is based, see Intelsat’s Quarterly Commentary issued today.

Revenue Guidance: We expect full-year 2019 revenue in a range of $2.060 billion to $2.120 billion. Our full-year 2019 customer set revenue expectations are as follows:

•	Growth of 2 percent to a decline of 1 percent in our government business;

•	A decline of 3 percent to 6 percent in our media business; and

•	A decline of 3 percent to 6 percent in our network services business.

Adjusted EBITDA Guidance: Intelsat forecasts Adjusted EBITDA performance for the full-year 2019 to be in a range of $1.530 billion to $1.580 billion. This reflects the lower revenue and increased direct costs of revenue, staff and marketing costs outlined above.

Capital Expenditure Guidance: Intelsat issued its 2019 capital expenditure guidance for the three calendar years 2019-2021 (the “Guidance Period”). Over the next several years we are in a cycle of lower required investment, due to timing of replacement satellites and smaller satellites being built.

We expect the following capital expenditure ranges:

•	2019: $250 million to $300 million;

•	2020: $275 million to $350 million; and

•	2021: $250 million to $350 million.

Our capital expenditure guidance includes capitalized interest. Capitalized interest is expected to average approximately $30 million annually during the Guidance Period.

Intelsat currently has five satellites covered by our 2019 to 2021 capital expenditure plan, two of which are in the design and manufacturing phase. For the remaining three satellites, no manufacturing contracts have yet been signed. During the guidance period, we plan for an increased proportion of our capital expenditures to be invested in ground infrastructure and tools needed to enhance our delivery of managed services.

Our capital expenditure plan excludes up to four satellites which we may be required to build should our C-band proposal to the FCC be adopted in all material respects. For more information on our C-band proposal, see our Quarterly Commentary “Our 2019 Operating Priorities,” issued today.

By the conclusion of the Guidance Period at the end of 2021, the net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of approximately 2 percent, reflecting the net activity of satellites entering and leaving service during the Guidance Period. Capital expenditure incurrence is subject to the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Cash Taxes: We expect cash taxes to range from $30 million to $40 million annually.

1

In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from (used in) operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

4Q 2018 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the Company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the Company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. ET on Wednesday, February 20, 2019 to discuss the Company’s financial results for the fourth quarter and year ended December 31, 2018. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 8486258

Participants will have access to a replay of the conference call through February 27, 2019. The replay number for North America is +1 855-859-2056, and for all other locations is +1 404-537-3406. The participant pass code for the replay is 8486258.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this earnings release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: statements regarding our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our intention to maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final U.S. Federal Communications Commission ruling with respect to our C-band joint use proposal; guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allows us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2018, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2018
Revenue	$538,140	$542,771
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	80,720	88,516
Selling, general and administrative	52,034	47,805
Depreciation and amortization	172,440	174,076

Total operating expenses	305,194	310,397

Income from operations	232,946	232,374
Interest expense, net	264,590	326,993
Loss on early extinguishment of debt	—	(17,751)
Other income, net	3,693	2,161

Loss before income taxes	(27,951)	(110,209)
Provision for (benefit from) income taxes	61,005	150

Net loss	(88,956)	(110,359)
Net income attributable to noncontrolling interest	(995)	(987)

Net loss attributable to Intelsat S.A.	$(89,951)	$(111,346)

Net loss per common share attributable to Intelsat S.A.:
Basic	$(0.75)	$(0.81)
Diluted	$(0.75)	$(0.81)

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Year Ended December 31, 2017	Year Ended December 31, 2018
		(unaudited)
Revenue	$2,148,612	$2,161,190
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	324,232	330,874
Selling, general and administrative	205,475	200,857
Depreciation and amortization	707,824	687,589

Total operating expenses	1,237,531	1,219,320

Income from operations	911,081	941,870
Interest expense, net	1,020,770	1,212,374
Gain (loss) on early extinguishment of debt	(4,109)	(199,658)
Other income (expense), net	10,114	4,541

Income (loss) before income taxes	(103,684)	(465,621)
Provision for income taxes	71,130	130,069

Net income (loss)	(174,814)	(595,690)
Net income attributable to noncontrolling interest	(3,914)	(3,915)

Net income (loss) attributable to Intelsat S.A.	$(178,728)	$(599,605)

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$(1.50)	$(4.63)
Diluted	$(1.50)	$(4.63)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

($ in thousands)

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018
Net income (loss)	$(88,956)	$(110,359)	$(174,814)	$(595,690)
Add (Subtract):
Interest expense, net	264,590	326,993	1,020,770	1,212,374
Loss (gain) on early extinguishment of debt	—	17,751	4,109	199,658

Provision for income taxes	61,005	150	71,130	130,069
Depreciation and amortization	172,440	174,076	707,824	687,589

EBITDA	409,079	408,611	1,629,019	1,634,000

Effect of ASC 606 adoption	—	(25,667)	—	(103,447)

EBITDA excluding ASC 606 adoption effect	$409,079	$382,944	$1,629,019	$1,530,553

EBITDA Margin	76%	75%	76%	76%
EBITDA Margin excluding ASC 606 adoption effect	76%	74%	76%	74%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018
Net income (loss)	$(88,956)	$(110,359)	$(174,814)	$(595,690)

Add (Subtract):
Interest expense, net	264,590	326,993	1,020,770	1,212,374
Loss (gain) on early extinguishment of debt	—	17,751	4,109	199,658
Provision for income taxes	61,005	150	71,130	130,069
Depreciation and amortization	172,440	174,076	707,824	687,589

EBITDA	409,079	408,611	1,629,019	1,634,000

Add:
Compensation and benefits	2,147	2,181	15,995	6,824
Unrealized (gain) on derivatives	(732)	—	(732)	—
Non-recurring and other non-cash items	5,904	7,102	20,321	27,646

Adjusted EBITDA	416,398	417,894	1,664,603	1,668,470

Effect of ASC 606 adoption	—	(25,667)	—	(103,447)

Adjusted EBITDA excluding ASC 606 adoption effect	$416,398	$392,227	$1,664,603	$1,565,023

Adjusted EBITDA Margin	77%	77%	77%	77%
Adjusted EBITDA Margin excluding ASC 606 adoption effect	77%	76%	77%	76%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31, 2017	As of December 31, 2018
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$525,215	$485,120
Restricted cash	16,176	22,037
Receivables, net of allowances of $29,669 in 2017 and $28,542 in 2018	221,223	271,393
Contract assets	—	45,034
Prepaid expenses and other current assets	56,862	24,075

Total current assets	819,476	847,659
Satellites and other property and equipment, net	5,923,619	5,511,702
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	349,584	311,103
Contract assets, net of current portion	—	96,108
Other assets	443,830	401,414

Total assets	$12,610,036	$12,241,513

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$116,396	$108,101
Taxes payable	12,007	5,679
Employee related liabilities	29,328	29,696
Accrued interest payable	263,207	284,649
Current portion of long-term debt	96,572	—
Contract liabilities	—	137,746
Deferred satellite performance incentives	25,780	35,261
Deferred revenue	149,749	—
Other current liabilities	47,287	59,080

Total current liabilities	740,326	660,212
Long-term debt, net of current portion	14,112,086	14,028,352
Contract liabilities, net of current portion	—	1,131,319
Deferred satellite performance incentives, net of current portion	215,352	210,346
Deferred revenue, net of current portion	794,707	—
Deferred income taxes	48,434	82,488
Accrued retirement benefits	191,079	133,735
Other long-term liabilities	296,616	77,670
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,196	1,380
Paid-in capital	2,173,367	2,551,471
Accumulated deficit	(5,894,659)	(6,606,426)
Accumulated other comprehensive loss	(87,774)	(43,430)

Total Intelsat S.A. shareholders’ deficit	(3,807,870)	(4,097,005)
Noncontrolling interest	19,306	14,396

Total liabilities and shareholders’ deficit	$12,610,036	$12,241,513

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three months Ended December 31, 2017	Three months Ended December 31, 2018
Cash flows from operating activities:
Net loss	$(88,956)	$(110,359)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	172,440	174,075
Provision for doubtful accounts	1,797	(860)
Foreign currency transaction (gain) loss	1,487	(1,371)
Loss on disposal of assets	19	27
Share-based compensation	2,147	2,182
Deferred income taxes	54,541	(5,592)
Amortization of discount, premium, issuance costs and related costs	12,505	9,833
Loss on early extinguishment of debt	—	17,751
Amortization of actuarial loss and prior service credits for retirement benefits	750	418
Unrealized gains on derivatives and investments	275	20,243
Other non-cash items	14	1,710
Changes in operating assets and liabilities:
Receivables	(28,944)	(21,074)
Prepaid expenses and other assets	(22,988)	209
Accounts payable and accrued liabilities	1,110	11,720
Accrued interest payable	(31,823)	81,693
Deferred revenue and contract liabilities	(49,305)	(18,806)
Accrued retirement benefits	(2,877)	(3,388)
Other long-term liabilities	(49)	11,548

Net cash provided by operating activities	22,143	169,959

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(57,505)	(79,719)
Purchase of investments	(9,744)	(4,000)
Capital contributions to unconsolidated affiliates	(7,359)	(8,404)
Proceeds from insurance settlements	21,437	14,700
Other proceeds from satellites	—	11,250

Net cash used in investing activities	(53,171)	(66,173)

Cash flows from financing activities:
Repayments of long-term debt	—	(954,650)
Proceeds from issuance of long-term debt	—	705,250
Debt issuance costs	(20,049)	(1,932)
Debt modification fees	—	(3,954)
Payment on early extinguishment of debt	—	(14,242)
Principal payments on deferred satellite performance incentives	(3,210)	(6,698)
Proceeds from exercise of employee stock options	213	14
Dividends paid to noncontrolling interest	(2,159)	(2,174)
Other financing activities	(1)	—

Net cash used in financing activities	(25,206)	(278,386)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(610)	457

Net change in cash, cash equivalents and restricted cash	(56,844)	(174,143)

Cash, cash equivalents and restricted cash, beginning of period	598,235	681,300

Cash, cash equivalents and restricted cash, end of period	541,391	507,157

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$283,951	$194,959
Income taxes paid	3,337	3,395
Supplemental disclosure of non-cash investing and financing activities:
Accrued capital expenditures and payments for satellites	$21,156	$13,604

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Year Ended December 31, 2017	Year Ended December 31, 2018
		(unaudited)
Cash flows from operating activities:
Net loss	$(174,814)	$(595,690)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	707,824	687,589
Benefit from doubtful accounts	(4,094)	(836)
Foreign currency transaction (gain) loss	(876)	6,736
Loss on disposal of assets	45	46
Share-based compensation	15,995	6,824
Deferred income taxes	43,931	79,160
Amortization of discount, premium, issuance costs and related costs	48,696	48,495
Loss on early extinguishment of debt	4,109	199,658
Unrealized (gains) losses on derivatives financial instruments	275	(14,685)
Amortization of actuarial loss and prior service credits for retirement benefits	3,287	3,823
Other non-cash items	(287)	1,178
Changes in operating assets and liabilities:
Receivables	(14,333)	(63,814)
Prepaid expenses, contract and other assets	(24,760)	3,708
Accounts payable and accrued liabilities	(42,337)	7,291
Accrued interest payable	58,367	21,442
Deferred revenue and contract liabilities	(134,577)	(39,763)
Accrued retirement benefits	(13,422)	(15,902)
Other long-term liabilities	(8,783)	8,913

Net cash provided by operating activities	464,246	344,173

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(461,627)	(255,696)
Purchase of investments	(25,744)	(19,000)
Capital contributions to unconsolidated affiliate	(30,714)	(48,097)
Proceeds from insurance settlements	49,788	20,409
Other proceeds from satellites	—	18,750

Net cash used in investing activities	(468,297)	(283,634)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,500,000	4,585,875
Repayments of long-term debt	(1,500,000)	(4,782,451)
Debt issuance costs	(41,237)	(49,436)
Debt modification fees	—	(3,954)
Proceeds from stock issuance, net of issuance costs	—	224,250
Payment of premium on early extinguishment of debt	—	(33,890)
Payment on tender, debt exchange and consent	(14)	—
Other payments for satellites	(35,396)	—
Principal payments on deferred satellite performance incentives	(37,186)	(25,488)
Dividends paid to noncontrolling interest	(8,755)	(8,825)
Proceeds from exercise of employee stock options	476	3,211
Other financing activities	414	385

Net cash provided by (used in) financing activities	(121,698)	(90,323)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,116	(4,450)

Net change in cash, cash equivalents and restricted cash	(124,633)	(34,234)

Cash, cash equivalents, and restricted cash beginning of period	666,024	541,391

Cash, cash equivalents, and restricted cash end of period	541,391	507,157

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$915,627	$1,052,885
Income taxes paid, net of refunds	33,731	57,085
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$38,450	$28,203
Capitalization of deferred satellite performance incentives	44,445	28,161

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2018
Net cash provided by operating activities	$22,143	$169,959	$464,246	$344,173
Other proceeds from satellites from investing activities	—	11,250	—	18,750
Payments for satellites and other property and equipment (including capitalized interest)	(57,505)	(79,719)	(461,627)	(255,696)
Other payments for satellites from financing activities	—	—	(35,396)	—

Free cash flow from (used in) operations	$(35,362)	$101,490	$(32,777)	$107,227

Note:

Free cash flow from (used in) operations consists of net cash provided by (used in) operating activities and other proceeds from satellites from investing activities, less payments for satellites and other property and equipment (including capitalized interest) from investing activities and other payments for satellites from financing activities. Free cash flow from (used in) operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under U.S. GAAP, and free cash flow from (used in) operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

SUPPLEMENTAL TABLE

REVENUE BY CUSTOMER SET AND SERVICE TYPE

($ in thousands)

Intelsat management has reviewed the data pertaining to the use of the Intelsat network, and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

			Three Months Ended December 31, 2018
	Three Months Ended December 31, 2017		Revenues Without the Adoption of ASC 606		ASC 606 Adjustments	Revenues After the Adoption of ASC 606		Increase (Decrease) With Adoption of ASC 606	Percentage Change With Adoption of ASC 606	Increase (Decrease) Without Adoption of ASC 606	Percentage Change Without Adoption of ASC 606
Network Services	$212,238	39%	$199,046	39%	$2,969	$202,015	37%	$(10,223)	(5)%	$(13,192)	(6)%
Media	226,218	42	214,419	42	16,723	231,142	43	4,924	2	(11,799)	(5)
Government	90,117	17	89,497	17	8,239	97,736	18	7,619	9	(620)	(1)
Other	9,567	2	11,845	2	33	11,878	2	2,311	24	2,278	24

	$538,140	100%	$514,807	100%	$27,964	$542,771	100%	$4,631	1%	$(23,333)	(4)%

By Service Type

			Three Months Ended December 31, 2018
	Three Months Ended December 31, 2017		Revenues Without the Adoption of ASC 606		ASC 606 Adjustments	Revenues After the Adoption of ASC 606		Increase (Decrease) With Adoption of ASC 606	Percentage Change With Adoption of ASC 606	Increase (Decrease) Without Adoption of ASC 606	Percentage Change Without Adoption of ASC 606
On-Network Revenues
Transponder services	$385,020	72%	$366,552	71%	$23,765	$390,317	72%	$5,297	1%	$(18,468)	(5)%
Managed services	100,766	19	94,787	18	1,676	96,463	18	(4,303)	(4)	(5,979)	(6)
Channel	1,306	—	959	—	—	959	—	(347)	(27)	(347)	(27)

Total on-network revenues	487,092	91	462,298	89	25,441	487,739	90	647	—	(24,794)	(5)
Off-Network and Other Revenues								—		—
Transponder, MSS and other off-network services	38,757	7	38,411	8	2,490	40,901	7	2,144	6	(346)	(1)
Satellite-related services	12,291	2	14,098	3	33	14,131	3	1,840	15	1,807	15

Total off-network and other revenues	51,048	9	52,509	11	2,523	55,032	10	3,984	8	1,461	3

Total	$538,140	100%	$514,807	100%	$27,964	$542,771	100%	$4,631	1%	$(23,333)	(4)%